Exhibit 99.24

WiLAN files to list on NASDAQ

OTTAWA, Canada – April 27, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN), today announced it has filed an application to list its common shares on NASDAQ and has filed a registration statement on Form 40-F with the United States Securities and Exchange Commission, pursuant to section 12 of the United States Securities Exchange Act of 1934.

“WiLAN is now one of the ten most valuable public technology companies in Canada and this listing is a natural evolution for our company,” said Jim Skippen, Chairman & CEO.  “A significant portion of our revenues are generated in the United States as many of our licensees are based there and most of our comparable peers are traded on NASDAQ.  Having our shares traded on NASDAQ will make it easier for investors in the United States to invest in WiLAN thus increasing our liquidity and addressing demand for our shares from investors south of the border.”

Added Skippen, “Given our very strong financial position, this listing will not involve any money raise or issuance of shares from treasury.”

The listing process and receipt of all necessary regulatory approvals is expected to take until the end of May 2011 or early June 2011.  In connection with the filing of its Form 40-F, the Company filed revised financial statements on SEDAR earlier today for the inclusion of note disclosure of significant differences between Generally Accepted Accounting Principles in Canada and in the United States.

WiLAN’s Chairman & CEO, Jim Skippen, will be presenting at the 12th Annual B. Riley & Co. Investor Conference in Los Angeles, CA on May 23-25, 2011 and the Canaccord Genuity 31st Annual Growth Conference in Boston, MA on August 9-11, 2011.

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1300 issued or pending patents.  For more information: www.wilan.com.

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Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties that face the Company; such statements may contain such words as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, and may be based on management’s current assumptions and expectations related to all aspects of the wireless and wireline telecommunications industries and the global economy.  Risks and uncertainties that may face the Company include, but are not restricted to: licensing of the Company’s patents can take an extremely long time and may be subject to variable cycles; the Company is currently reliant on licensees paying royalties under existing licensing agreements and additional licensing of its patent portfolio to generate future revenues and increased cash flows; the Company may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues; changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Company; a court may determine that certain of the Company’s patents are not infringed by certain standards or products or may disagree with management with respect to whether one or more of the Company’s patents apply to certain standards or products, which could adversely affect the Company; the Company will need to acquire or develop new patents to continue and grow its business; fluctuations in foreign exchange rates impact and may continue to impact the Company’s revenues and operating expenses, potentially adversely affecting financial results; the Company has made and may make acquisitions of technologies or businesses which could materially adversely affect the Company; the Company may require investment to translate its intellectual property position into sustainable profit in the market; the generation of future V-Chip revenues and the likelihood of the Company signing additional V-Chip licenses could be negatively impacted by changes in government regulation; the Company is dependent on its key officers and employees; the price of the Company’s common shares is volatile and subject to market fluctuation; and the Company may be negatively affected by reduced consumer spending due to the uncertainty of economic and geopolitical conditions.  These risks and uncertainties may cause actual results to differ from information contained in this release, when estimates and assumptions have been used to measure and report results.  There can be no assurance that any statements of forward-looking information contained in this release will prove to be accurate.  Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral statements containing forward-looking information are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice.  Except as required by applicable laws, the Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.  Readers are cautioned not to place undue reliance on any statements of forward-looking information that speak only as of the date of this release.  Additional information identifying risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in WiLAN’s current Annual Information Form and its other filings with the various Canadian securities regulators which are available online at www.sedar.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations & Communications
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

For more information, visit www.wilan.com or please contact	Tyler Burns Director, Investor Relations & Communications	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1 Tel: O: 613.688.4330 C: 613.697.0367 Email: tburns@wilan.com

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